Exhibit 12 (a)(5)

PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

EVEREST INVESTORS 17, LP

199 S. Los Robles Avenue, Suite 200

Pasadena, CA 91101

CONTACT:	Chris Davis or Stacey McClain of Everest Investors 17, LP
(626) 585-5920

FOR IMMEDIATE RELEASE

PASADENA, CALIFORNIA, October 31, 2006 – Everest Investors 17, LP today announced that it has extended the expiration date of its outstanding tender offer for limited partnership interests in G Reit Inc. The expiration date for the tender offer has been extended to 5:00 p.m., Los Angeles time, on Tuesday, November 14, 2006. The offer was previously scheduled to expire at 5:00 p.m., Los Angeles time, on Friday, November 3, 2006. G Reit reported that the number of shares tendered pursuant to the offer would not be available to Everest until the offer expires and G Reit confirms to Everest the interests owned by the shareholders that tendered under the offer.